EXHIBIT 99(a)(9)

July 19, 2002

Dear Tickets.com option holder:

         On Thursday, July 18, 2002, Tickets.com, Inc. filed with the Securities and Exchange Commission a supplement to its Offer to Exchange Certain Outstanding Options for New Options (“Offer to Exchange”). This supplement, a copy of which is included with this e-mail, does not change the terms or conditions of the Offer to Exchange – including the offer period, eligible stock option grants or exchange ratio – it simply gives further clarification to the language in a few sections of the Offer to Exchange.

         As is common with filings of this type, even minor modifications need to be filed as an amendment. Therefore, the supplement will contain only the clarifications that we have made to the Offer to Exchange. For the full context of these changes, please read the original Offer to Exchange document in conjunction with the attached supplement.

         The offer period – the time in which eligible employees have to exchange their options – began on June 28, 2002 and is expected to expire on July 29, 2002, at 9:00 p.m. Pacific Time.

         Please note this letter is NOT a summary of the offer and is NOT the Offer to Exchange. We urge you to carefully read the full text of the Offer to Exchange and related documents before you decide to participate in the offer.

Tickets.com, Inc.